KE Holdings Inc.

Oriental Electronic Technology Building

No. 2 Chuangye Road, Haidian District

Beijing 1000086

People’s Republic of China

August 14, 2023

VIA EDGAR

Mr. Andrew Mew

Mr. Kyle Wiley

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KE Holdings Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 27, 2023
File No. 001-39436

Dear Mr. Mew and Mr. Wiley:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 31, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 191

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Securities and Exchange Commission

August 14, 2023

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedules 13D, Schedules 13G and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members, as well as the Schedules 13D, Schedules 13G and the amendments thereto, other than (i) Propitious Global Holdings Limited, (ii) Baihui Partners L.P., and (iii) Tencent Holdings Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Based on the review of the public filings:

•	Propitious Global Holdings Limited held 885,301,280 Class A ordinary shares of the Company as of February 28, 2023, representing 23.8% of the Company’s outstanding shares (excluding the ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans) and 17.3% of the total voting power among the Company’s shareholders as of February 28, 2023. Propitious Global Holdings Limited is a company incorporated under the laws of British Virgin Islands that is wholly owned by Z&Z Trust. Mrs. ZUO, the spouse of Mr. ZUO Hui (founder and permanent chairman emeritus of the Company), controls the dispositive power over the securities beneficially held by Z&Z Trust. Propitious Global Holdings Limited has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the Class A ordinary shares held by Propitious Global Holdings Limited. To the Company’s knowledge, Propitious Global Holdings Limited is not owned or controlled by a governmental entity;

•	Baihui Partners L.P. is a Cayman Island exempted limited partnership. The partners of the Baihui Partnership include Mr. PENG Yongdong and Mr. SHAN Yigang, each holding 50% of limited partnership interests. To the Company’s knowledge, Baihui Partners L.P. is not owned or controlled by a governmental entity; and

•	Tencent Holdings Limited is a company incorporated under the laws of Cayman Islands and listed on the Hong Kong Stock Exchange. As reported in a Schedule 13D/A filed by Tencent Holdings Limited with the SEC on May 16, 2022, Tencent Holdings Limited beneficially owned 410,842,111 Class A ordinary shares of the Company through Morespark Limited, Parallel Stellar Investment Limited, Tencent Mobility Limited, Parallel Galaxy Investment Limited and Sunshine Peak Holding Limited, all of which were beneficially owned and controlled by Tencent Holdings Limited. The 410,842,111 Class A ordinary shares beneficially owned by entities affiliated with Tencent Holdings Limited represented 11.0% of the Company’s outstanding shares (excluding the ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans) and 8.0% of the total voting power among the Company’s shareholders as of February 28, 2023, assuming Tencent Holdings Limited’s shareholding has not changed since May 11, 2022. To the Company’s knowledge and based on public filings, Tencent Holdings Limited is not owned or controlled by a governmental entity.

Division of Corporation Finance

Securities and Exchange Commission

August 14, 2023

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company. In addition, as disclosed in the 2022 Form 20-F, the Company (through its wholly-owned subsidiaries) is the ultimate primary beneficiary of the VIEs. The Company has the power to direct the activities that most significantly affect the economic performance of the VIEs and receives the economic benefits from the VIEs that could be significant to the VIEs. As disclosed in the 2022 Form 20-F, the shareholders of the VIEs are (i) natural persons, (ii) the Company’s subsidiaries, or (iii) other entities associated with the Company, none of which are governmental entities. Therefore, the VIEs or their subsidiaries are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs or their subsidiaries.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, the record holders of its ordinary shares included: (i) The Bank of New York Mellon, (ii) HKSCC Nominees Limited, (iii) Propitious Global Holdings Limited, (iv) entities affiliated with Tencent (as described in the third bullet under the first paragraph of the Company’s response to this Question 1), (v) a trust established for the administration of the Company’s share incentive plans, (vi) certain other institutional investors that beneficially own ordinary shares that in aggregate amount to approximately 0.7% of the Company’s total outstanding ordinary shares as of February 28, 2023, and (vii) certain other natural person shareholders that beneficially own ordinary shares that in aggregate amount to approximately 10.3% of the Company’s total outstanding ordinary shares as of February 28, 2023. The Bank of New York Mellon is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to identify each public market ADS holder due to the large number of such holders. HKSCC Nominees Limited is the nominee holder for the Company’s Class A ordinary shares registered in its Hong Kong share registrar and admitted into the Central Clearing and Settlement System (CCASS) for trading in Hong Kong. Similarly, it would present an undue hardship for the Company to identify each public market holder that holds its Class A ordinary shares through HKSCC Nominees Limited due to the large number of such holders. The Company could only rely on the Schedules 13D, Schedules 13G and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares who hold shares through The Bank of New York Mellon or HKSCC Nominees Limited. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. In terms of Propitious Global Holdings Limited, based on the analysis set forth in the foregoing paragraphs, the Company believes that no governmental entities in the Cayman Islands own shares of Propitious Global Holdings Limited. In terms of entities affiliated with Tencent, based on the analysis set forth in the foregoing paragraphs, the Company believes that none of them is owned or controlled by a governmental entity of the Cayman Islands. All other institutional shareholders of the Company were involved in the Company’s pre-IPO shares issuances. Based on the examination of publicly available information, such as the institutional shareholders’ websites, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

Division of Corporation Finance

Securities and Exchange Commission

August 14, 2023

The Company believes it is reasonable and sufficient to rely on register of members and Schedules 13D, Schedules 13G and the amendments thereto and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.	We note that your disclosures pursuant to paragraph (b) are limited to yourself and the “VIEs in China”, but excluding other non-VIE subsidiaries in PRC, Cayman Island, British Virgin Island and Hong Kong according to exhibit 8.1. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response. Please also make corresponding representations, if true, with respect to (b)(3), (4) and (5), or provide this information in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s significant consolidated foreign operating entities are incorporated include mainland China, the Cayman Islands, the British Virgin Islands, and Hong Kong SAR. Except for the VIEs and their subsidiaries in mainland China, the Company holds 100% equity interests in its significant consolidated operating entities. As disclosed in the 2022 Form 20-F, the shareholders of the VIEs are (i) natural persons, (ii) the Company’s subsidiaries, or (iii) other entities associated with the Company, none of which are governmental entities of mainland China. Therefore, to the best of the Company’s knowledge, no governmental entity in mainland China, the Cayman Islands, the British Virgin Islands or Hong Kong SAR owns shares of the Company’s significant consolidated foreign operating entities.

Division of Corporation Finance

Securities and Exchange Commission

August 14, 2023

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the previous paragraph, the governmental entities in mainland China do not have a controlling financial interest in the Company’s consolidated foreign operating entities.

With respect to the required disclosure under paragraph (b)(4) of Item 16I, the Company respectfully submits that, to the best of the Company’s knowledge, none of the members of the board of directors of the Company’s consolidated foreign operating entities is an official of the Chinese Communist Party.

With respect to the required disclosure under paragraph (b)(5) of Item 16I, the Company confirms that none of the articles of the consolidated foreign operating entities, including the VIEs, incorporated wording from charter of the Chinese Communist Party.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of the board of you or your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2022 Form 20-F, the Company has asked each of the directors of KE Holdings Inc. to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of KE Holdings Inc. is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that, the directors of the VIEs or other consolidated operating entities include (i) directors of KE Holdings Inc., (ii) employees and former employees of the Company, and (iii) other individuals. With respect to the employees and former employees of the Company, based on their employment profile maintained with the Company, including the information about party affiliation, none of them is an official of the Chinese Communist Party. With respect to other individuals who serve as directors of the VIEs or other consolidated foreign operating entities, the Company, based on confirmations, none of them is an official of the Chinese Communist Party.

As illustrated above, we have obtained information about each of the Company’s directors and directors of the VIEs or other consolidated foreign operating entities on the status whether he or she is an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

Division of Corporation Finance

Securities and Exchange Commission

August 14, 2023

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge”. Please supplementally confirm without qualification, if true, that your or your consolidated foreign operating entities’ articles do not contain wording from any charter of the Chinese Communist Party.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company respectfully confirms without qualification that none of the articles of the Company and of its consolidated foreign operating entities incorporated wording from charter of the Chinese Communist Party.

*        *        *

Very truly yours,

/s/ Tao Xu
Tao Xu
Chief Financial Officer

cc:	Yongdong Peng, Chairman of the Board of Directors and Chief Executive Officer, KE Holdings Inc.
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP